Exhibit 99.1

Cenovus delivers strong second quarter
Record operating results; solid financial performance

Calgary, Alberta (July 26, 2018) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) achieved record production and delivered solid financial performance in the second quarter of 2018. The company had adjusted funds flow of $774 million, even after a realized risk management loss of $697 million, and generated free funds flow of $482 million. Cenovus ramped up its oil sands operations in the second quarter and achieved record high production volumes and record low per-barrel oil sands operating costs after using the dynamic storage capability of its reservoirs to strategically slow oil sands production in the first quarter due to market conditions. Following major planned turnarounds in the first quarter, Cenovus’s Refining and Marketing segment also performed very well.

Second quarter highlights

•	Adjusted funds flow of $0.63 per share compared with a shortfall of $0.03 per share in the first quarter of 2018. Adjusted funds flow was $0.67 per share in the second quarter of 2017.
•	Cash from operating activities of $533 million, compared with a shortfall of $123 million in the first quarter of 2018. Cash from operating activities was $1.2 billion in the second quarter of 2017.
•	Oil sands production of almost 390,000 barrels per day (bbls/d), 49% higher than the same period of 2017, and record low oil sands operating costs of $7.32/bbl
•	Refining and marketing operating margin of $357 million, compared with $20 million in the second quarter of 2017
•	Corporate hedge positions reduced to 37% of forecast liquids production for the rest of 2018

	Financial & production summary
(for the period ended June 30)	2018 Q2	2017 Q2	% change
Financial ($ millions, except per share amounts)
Cash from operating activities[1]	533	1,239	-57
Adjusted funds flow[1,2]	774	745	4
Per share diluted	0.63	0.67
Free funds flow[1,2]	482	418	15
Operating earnings (loss) from continuing operations[2]	-292	298
Per share diluted	-0.24	0.27
Net earnings (loss) from continuing operations	-410	2,558
Per share diluted	-0.33	2.30
Capital investment[1]	292	327	-11
Production from continuing operations[3] (before royalties)
Oil sands (bbls/d)	389,378	261,812	49
Deep Basin liquids[4] (bbls/d)	34,041	16,894	101
Total liquids from continuing operations (bbls/d)	423,419	278,706	52
Total natural gas from continuing operations (MMcf/d)	571	265	115
Total production from continuing operations (BOE/d)[5]	518,530	322,792	61

1 2017 Q2 includes results from Cenovus’s legacy conventional segment, which is classified as a discontinued operation.

2 Adjusted funds flow, free funds flow and operating earnings/loss are non-GAAP measures. See Advisory.

3 Does not include production from Cenovus’s legacy conventional oil and natural gas assets, the last of which was sold as of January 5, 2018. The legacy conventional segment has been classified as a discontinued operation.

4 Includes oil and natural gas liquids (NGLs).

5 Totals may not add due to rounding.

Second quarter overview

Financial highlights

In the second quarter of 2018, Cenovus recorded cash from operating activities of $533 million compared with $1.2 billion in the same period a year earlier. The company generated adjusted funds flow of $774 million, slightly higher than the second quarter of 2017, and had an operating loss from continuing operations of $292 million compared with operating earnings of $298 million the previous year.

Adjusted funds flow in the second quarter reflected realized risk management losses of $697 million, largely as a result of hedging contracts established in 2017 to provide downside oil price protection and support financial resilience based on market conditions at the time. At the close of the second quarter, corporate hedge positions had decreased from 80% of forecast liquids production for the first half of 2018 to 37% of forecast liquids production for the second half of the year.

“Our assets have been performing extremely well, and with our hedging exposure now significantly reduced, we’re well-positioned to realize the benefits of higher oil prices as well as our cumulative cost reductions,” said Alex Pourbaix, Cenovus President & Chief Executive Officer. “Based on forward strip prices, we expect to generate significant free funds flow in the second half of the year, and we have a clear plan to use that to help deleverage our balance sheet. We believe that’s the best defence against commodity price volatility.”

Reducing debt through asset sales, capital discipline and free funds flow remains Cenovus’s top priority. The company continues to target a net debt to adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) ratio of less than two times.

Market access

Cenovus believes that it is critical to the future success and growth of the Canadian oil and gas industry that Alberta achieve improved market access. The company remains supportive of new pipelines and pipeline expansions and has committed capacity on the Keystone XL project and Trans Mountain Expansion project.

Cenovus continues to work with rail providers to resolve a shortage of locomotive hauling capacity, so the company can more fully realize the benefits of its Bruderheim crude-by-rail facility. The company is beginning to see increased activity at its Bruderheim facility as well as across other rail loading facilities in the province.

Operating highlights

Oil sands

In the second quarter, Cenovus’s results benefited from the decision to strategically slow oil sands production in the first quarter, while maintaining steam injection rates, in order to store a portion of its mobilized oil in its reservoirs while takeaway capacity was constrained and light-heavy oil price differentials were very wide. As Western Canadian Select (WCS) prices improved into the second quarter, the company ramped up its oil sands production to above normal operating levels to recover the stored barrels in a higher pricing environment.

“This clearly demonstrates our ability to proactively use the dynamic storage capability of our oil sands reservoirs as a tool to manage our business in response to price fluctuations,” said Pourbaix. “Essentially all of the oil we stored during the first quarter has been recovered, allowing us to take advantage of improved pricing to achieve greater value for our barrels, with no detectable impact to our reservoirs.”

Cenovus’s Foster Creek project had production of 171,079 bbls/d in the second quarter, a 59% increase compared with the same quarter of 2017, while production at Christina Lake was 218,299 bbls/d, a 42% increase from the previous year, largely due to the 2017 asset acquisition.

At Foster Creek, the steam to oil ratio (SOR), the amount of steam needed to produce one barrel of oil, was 2.6 in the second quarter of 2018, compared with 2.5 in the same period of 2017. At Christina Lake, the SOR was 1.8 in the second quarter of 2018, compared with 1.7 a year earlier. The company expects SORs to remain within full-year guidance of 2.6 to 3.0 at Foster Creek and 1.8 to 2.2 at Christina Lake in 2018.

The company’s oil sands assets achieved record low operating costs of $7.32/bbl in the second quarter, down from $9.19/bbl in the same quarter last year when there were costs associated with a planned turnaround at Foster Creek. The low per-barrel operating costs in the second quarter of this year were primarily due to higher sales volumes, a reduction in workforce costs and lower repairs and maintenance costs, partially offset by higher chemical costs. Oil sands netbacks were $32.65/bbl, an increase of 46% compared with the second quarter of 2017. The increase was primarily due to a higher average realized sales price and a 20% reduction in per-barrel operating costs, partially offset by higher royalties.

Cenovus has determined the full three-week turnaround originally planned at Christina Lake for September 2018 is not required this year and has deferred the majority of the work until 2019. The company expects its 2018 production to remain within guidance of 202,000 to 212,000 bbls/d.

Construction at the Christina Lake phase G expansion continues to progress on time and on budget. Cenovus expects the expansion will have go-forward capital costs, from the time the project was restarted last year through to completion, of between $13,000 and $14,000 per flowing barrel compared with the company’s previous estimate of between $16,000 and $18,000. Phase G has approved capacity of 50,000 bbls/d and is anticipated to begin production in the second half of 2019.

Cenovus anticipates that Christina Lake will reach payout for royalty purposes in the second half of 2018 once cumulative project revenue exceeds cumulative project allowable costs. After payout is achieved, royalties at Christina Lake will follow the post-payout formula described in Cenovus’s Management’s Discussion and Analysis for the period ended June 30, 2018.

Deep Basin

Cenovus participated in the drilling of one net well, completed one net well and brought three net wells on production in the second quarter. Production for the quarter was 129,066 barrels of oil equivalent per day (BOE/d), an 8% increase from the average production during the 45 days that the company owned the assets in the second quarter of 2017. The increase in production from new wells was partially offset by pipeline and third-party facility constraints, planned turnarounds and some temporary voluntary shut-in volumes. The Deep Basin assets generated operating margin of $78 million in the second quarter.

On a year-to-date basis, the company participated in the drilling of 15 net wells, completed 17 wells and brought 20 wells on production. Cenovus’s 2018 drilling program in the Deep Basin is now largely complete, with results in line or better than expected.

The company has one of the largest land positions in the Deep Basin, with approximately three million net acres, providing more opportunities than it can efficiently develop within a reasonable timeframe. To further streamline its portfolio and reduce debt, Cenovus continues to evaluate opportunities to divest a portion of its Deep Basin assets. The company is making progress with its previously announced plan to market for sale assets with current production of approximately 15,000 BOE/d of natural gas and liquids in the East Clearwater area of the Deep Basin.

Refining and Marketing

In the second quarter of 2018, the Wood River and Borger refineries, which Cenovus jointly owns with the operator, had very strong throughput and financial performance after undergoing major planned maintenance activity in the first quarter of 2018.

Refining and Marketing operating margin was $357 million, compared with $20 million in the second quarter a year earlier, and operating margin net of capital investment was $322 million. The increase in operating margin was primarily due to higher utilization, wider crude oil price differentials and higher average market crack spreads compared with the same period a year earlier. Cenovus’s refining operating margin is calculated on a first-in, first-out (FIFO) inventory accounting basis. Using the last-in, first-out (LIFO) accounting method employed by most U.S. refiners, the operating margin from Refining and Marketing would have been $57 million lower in the second quarter of 2018.

Management update

In early June, Kam Sandhar was appointed to the Cenovus Leadership Team. He continues in his position as Senior Vice-President, Strategy & Corporate Development and will continue to report to Jon McKenzie, the company’s Chief Financial Officer. Sandhar oversees areas of the company that include strategy, corporate planning, acquisitions & divestitures, investor relations and reserves governance, which are key to driving shareholder value for Cenovus.

Dividend

For the third quarter of 2018, the Board of Directors has declared a dividend of $0.05 per share, payable on September 28, 2018 to common shareholders of record as of September 14, 2018. Based on the July 25, 2018 closing share price on the Toronto Stock Exchange of $13.54, this represents an annualized yield of about 1.5%. Declaration of dividends is at the sole discretion of the Board and will continue to be evaluated on a quarterly basis.

Conference Call Today 9 a.m. Mountain Time (11 a.m. Eastern Time)

Cenovus will host a conference call today, July 26, 2018, starting at 9 a.m. MT (11 a.m. ET). To participate, please dial 888-231-8191 (toll-free in North America) or 647-427-7450 approximately 10 minutes prior to the conference call. A live audio webcast of the conference call will also be available via cenovus.com. The webcast will be archived for approximately 90 days.

ADVISORY

Basis of Presentation – Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Barrels of Oil Equivalent – Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Non-GAAP Measures and Additional Subtotal

This news release contains references to adjusted funds flow, free funds flow, operating earnings (loss), net debt, net debt to adjusted EBITDA, and netback, which are non-GAAP measures, and operating margin, which is an additional subtotal found in Note 1 of Cenovus's Interim Consolidated Financial Statements (unaudited) for the period ended June 30, 2018 (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus's website at cenovus.com). These measures do not have a standardized meaning as prescribed by IFRS. Readers should not consider these measures in isolation or as a substitute for analysis of the company's results as reported under IFRS. These measures are defined differently by different companies and therefore are not comparable to similar measures presented by other issuers. For definitions, as well as reconciliations to GAAP measures, and more information on these and other non-GAAP measures and additional subtotals, refer to “Non-GAAP Measures and Additional Subtotals” and the Advisory section of Cenovus's Management's Discussion & Analysis (MD&A) for the period ended June 30, 2018 (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus's website at cenovus.com).

Forward-looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about Cenovus's current expectations, estimates and projections about the future, based on certain assumptions made in light of Cenovus's experience and perception of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward-looking information in this document is identified by words such as “believe”, “budget”, “capacity”, “commitment”, “estimate”, “expect”, “focus”, “forecast”, “forward”, “future”, “goal”, “on budget”, “on time”, “plan”, “position”, “potential”, “priority”, “progress”, “projected”, “range”, “schedule”, “target”, “will”, or similar expressions and includes suggestions of future outcomes, including statements about: the company's strategy and related milestones and schedules; projections for 2018 and future years and our plans and strategies to realize such projections; the company’s priorities and other statements relating to debt reduction, including through asset sales, capital discipline and free funds flow as well as targeted net debt to adjusted EBITDA ratio; the company’s positioning to realize the benefits of higher oil prices and the company’s cumulative cost reductions; expected free funds flow generation in the second half of the year and planned use of such funds to help balance sheet deleveraging; belief regarding effectiveness of balance sheet deleveraging as defense against commodity price volatility; expected outcomes of the company's hedge positions, including relative to forecast oil production and expected impacts with respect to the company's light-heavy crude oil differential exposure; potential asset divestitures and projected outcomes; expected impacts of the company's capacity for storage in its oil sands reservoirs; belief regarding the relationship of improved Alberta market access and future success and growth of the Canadian oil and gas industry; the company’s work with rail providers to resolve a shortage of locomotive hauling capacity so the company can more fully realize the benefits of its crude-by-rail facility; full-year production volume and steam to oil ratio forecasts; Christina Lake phase G expansion progress, including relative to budget and schedule, expected production capacity and expected capital costs, including relative to previous estimates; and expectations regarding Christina Lake royalty rate.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include: Brent prices of US$55.00/bbl, WTI prices of US$52.00/bbl; WCS of US$37.00/bbl; NYMEX natural gas prices of US$3.00/MMBtu; AECO natural gas prices of $2.20/GJ; Chicago 3-2-1 crack spread of US$15.00/bbl; exchange rate of $0.78 US$/C$ and other assumptions identified in Cenovus’s 2018 guidance (dated December 13, 2017) (available at cenovus.com); projected capital investment levels, the flexibility of capital spending plans and associated sources of funding; achievement of further cost reductions and sustainability thereof; future improvements in availability of product transportation capacity; future narrowing of crude oil differentials; realization of expected impacts of the company's storage capacity within its oil sands reservoirs; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; accounting estimates and judgments; future use and development of technology and associated expected future results; ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects or stages thereof; ability to complete asset sales, including with desired transaction metrics and expected timelines; and ability to access and implement all technology necessary to achieve expected future results.

Additional information about risks, assumptions, uncertainties and other factors that could influence Cenovus’s actual results is provided in Cenovus’s MD&A for the period ended June 30, 2018 as well as its MD&A, annual information form and Form 40-F for the year ended December 31, 2017 (all available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus's website at cenovus.com).

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause Cenovus's actual results to differ materially from those estimated, projected, expressed, or implied by the forward-looking information. Except as required by applicable securities laws, Cenovus does not undertake any obligation to publicly update forward-looking statements.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil and natural gas company. It is committed to maximizing value by responsibly developing its assets in a safe, innovative and efficient way. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and British Columbia. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

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CENOVUS CONTACTS: Investor Relations Steven Murray Manager, Investor Relations 403-766-3382 Investor Relations general line 403-766-7711	Media Relations Brett Harris Manager, External Communications 403-766-3420 Media Relations general line 403-766-7751